Filed by TriQuint Semiconductor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.
Commission File No.: 000-22511
Date: August 7, 2014

TO:     TriQuint Employees
SUBJECT:     The Compass Part IV: The Right Place at the Right Time

The Compass Part IV: The Right Place at the Right Time
The time is right for RFMD and TriQuint to combine to form a new company. The markets we serve are growing quickly, spurring strong demand for our combined technologies and product offerings.
Once the merger is complete, NewCo will be well positioned for success at the intersection of mobility and connectivity. The Connected Generation will depend on NewCo products, whether it’s consumers who want to stay connected to high-speed data while traveling around the globe or troops who need to maintain constant and secure communication to accomplish their mission. NewCo will have a diverse portfolio of products for a wide variety of customers serving large and growing markets. Few companies will be able to provide every piece of the RF front end and other offerings, making NewCo a highly valued partner providing complete solutions for customers serving mobile, infrastructure and defense markets.
Strong growth of cellular radio components for both terminals and handsets is expected over the next several years, driven by more cellular bands, 4G/LTE, carrier aggregation and multiple-input and multiple-output (MIMO) technology. According to leading industry analysts, technologies needed to support higher-speed LTE will put filters, power amplifiers, diversity receive modules and antenna tuners on a strong growth trajectory through the next 4-5 years.
The emerging market for gallium nitride (GaN) devices, which was worth around $135 million in 2013, is expected to grow at a compound annual growth rate of 25% to over $530 million in 2018. GaN will be needed to advance the state of the art in defense and commercial markets, and NewCo will be well positioned with GaN devices for RF and power switching to address opportunities in both.
Our combined technologies in compound semiconductors and silicon (GaAs, GaN, SiGe, CMOS, SOI) as well as filters (BAW, TC-SAW) will help position NewCo to lead the industry. Complementing our processing and sourcing expertise will be one the industry’s most advanced and most cost-effective assembly and packaging technologies. Our strong applications teams in mobile and IDP will help NewCo understand future designs and help shape new product roadmaps that address our customers’ toughest challenges.
NewCo will be built on a strong financial foundation and benefit from the strong momentum both RFMD and TriQuint currently enjoy. NewCo’s goal will be to continue growing revenue faster than the overall industry while delivering industry-leading gross margin.
The financial results from the most recent quarter put NewCo on a path to pursue these goals. In the recent June-ending quarter, TriQuint grew revenue 30% from the prior quarter while increasing gross margin by more than six full percentage points from the prior quarter to 41.7% (on a non-GAAP basis); RFMD grew revenue 24% over the previous quarter while adding more than five full percentage points in gross margin from the prior quarter to reach an industry-leading 47.1% (on a non-GAAP basis). Both companies forecast continued revenue growth and gross margin improvement this quarter, creating positive momentum leading into Day One.

Continuing this strong financial performance will allow NewCo to generate free cash flow that can be used to help strengthen and grow its business, including its ability to:

•	Invest in R&D for technology/products that will help drive current and future growth;

•	Fund M&A that helps NewCo diversify and close technology gaps to serve leading customers; and

•	Provide exciting career and professional growth opportunities to attract and retain the best talent in the industry.
NewCo will not only be recognized for its technology and product leadership but is expected to deliver financial results consistent with a respected leader in our industry. NewCo will have a cost structure that will allow employees to benefit from the company’s success.
In the next and final issue, Part V of The Compass, we will outline what is needed from you and from all of the TriQuint and RFMD teams to help make NewCo a success. How well we play our respective roles and how we work together will help determine how successful NewCo can be!

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s shareholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The Registration/Joint Proxy Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation
RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.